MEDICIS PHARMACEUTICAL CORPORATION
7720 North Dobson Road
Scottsdale, Arizona 85256
March 29, 2010
Via EDGAR and Overnight Delivery
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Medicis Pharmaceutical Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 File No.: 001-14471
Dear Mr. Riedler:
     We are responding to the Staff’s comment contained in a letter to Medicis Pharmaceutical Corporation (“Medicis” or the “Company”) dated March 15, 2010. The letter we received was a follow-up to the Company’s correspondence dated December 18, 2009 and February 26, 2010 in response to the Staff’s initial comment letter dated December 4, 2009 regarding the review of above-referenced filings. We have set forth below our response to the comment raised in the March 15, 2010 letter. For ease of reference, we have included the Staff’s comment in its entirety in bold and italicized text preceding our response.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 29
Components of Compensation, page 34
1.	We note your response to comment 5. It appears to us that there were individual goals that were communicated to each of your named executive officers. These goals should be described in the same level of detail as they were communicated to the officers. Disclosing the applicable categories of these pre-established individual performance objectives is not sufficient.
     The Company respectfully sets forth below disclosure that includes the goals and guidelines communicated to the named executive officers in 2008. The Company’s proxy

Securities and Exchange Commission
March 29, 2010

statement to be filed in April of 2010 will contain disclosure regarding the 2009 compensation cycle similar in form and substance to what is provided below, though for 2009 the goals and guidelines were more general and company-wide in nature.
[Disclosure follows]
     Actual cash bonus payable for 2008 to an executive officer is confirmed based on a review of individual performance. Under our annual cash bonus program, individual performance can only result in a decrease to the bonus amount that is payable based on the financial performance measures discussed above. At the commencement of the year, the Compensation Committee approved four individual performance categories and weighting for each executive officer as a general guide for any year-end performance-based bonus adjustments, as follows:
Individual Performance Categories

Jonah Shacknai, Chairman and Chief Executive Officer	55% Financial/Strategic	25% R&D milestones	10% Doctor/Board relations	10% Compliance

Mark A. Prygocki Executive VP, Chief Operating Officer, Former CFO	35% Sales Operations/Inter-departmental coordination	30% Financial/Strategic	25% Doctor/Board relations	10% Compliance

Joseph P. Cooper, Executive VP, Corporate, Product Development	50% Business Development	30% Research and Development; Regulatory	10% Doctor relations	10% Compliance

Jason D. Hanson, Executive VP, General Counsel, Corporate Secretary	40% Legal	30% Compliance	20% Government/Regulatory Affairs	10% Doctor/Board relations

Richard D. Peterson, Executive VP, Chief Financial Officer	45% Financial Transparency/Budget	35% Financial Strategy, Integration, Business Development	10% Doctor relations	10% Compliance

Mitchell S. Wortzman, Executive VP, Chief Scientific Officer	40% R&D milestones	30% Doctor relations	20% Business Development	10% Compliance
     To the extent that the Compensation Committee deems negative performance issues to exist for an executive officer in any of the categories listed above, the bonus payable to the executive officer may be reduced in the Compensation Committee’s discretion by up to the percentage noted for that performance category.
     At the end of the year, Mr. Shacknai proposed to the Compensation Committee summary performance evaluations for each executive officer other than himself, and his assessment of whether any individual’s performance warranted a reduction in bonus. Mr. Shacknai’s assessment was based in part on the individual’s performance relative to non-quantitative goals and guidelines communicated at the beginning of the year and on his year-end review of the executive’s performance, challenges and accomplishments during the year.

Executive Officer	Goals and Guidelines
Jonah Shacknai	Achieve and exceed budgeted financials; development of employees; enhancement of Medical Affairs capabilities; improve cross-functional communication; Dysport launch preparation; identify and acquire novel products and technologies to build a world class product line and development pipeline; renew our commitment to our mission during our 20 year anniversary celebration; maximize growth and protection of Restylane, Solodyn and Ziana; commitment to leadership in compliance

Securities and Exchange Commission
March 29, 2010

Executive Officer	Goals and Guidelines

Mark A. Prygocki	Achieve and exceed budgeted financials; efficient and effective spending in line with or below budget targets; improve cross-functional communication; Dysport launch preparation; identify and acquire novel products and technologies to build a world class product line and development pipeline; development of employees; successful SAP integration and further enhancements; maximize growth and protection of Restylane, Solodyn and Ziana; seamless transition to new headquarters and adoption of new headquarters’ environment; commitment to leadership in compliance

Joseph P. Cooper	Development of in-licensed technologies on time and on budget; enhancement of Medical Affairs capabilities; Dysport launch preparation; development of next generation or improvements to existing brands; identify and acquire novel products and technologies to build a world class product line and development pipeline; commitment to leadership in compliance

Jason D. Hanson	Maximize growth and protection of Restylane, Solodyn and Ziana; identify and acquire novel products and technologies to build a world class product line and development pipeline; Dysport launch preparation; enhancement of Medical Affairs capabilities; commitment to leadership in compliance

Richard D. Peterson	Efficient and effective spending in line with or below budget targets; successful SAP integration and further enhancements; improve cross-functional communication; seamless transition to new headquarters and adoption of new headquarters’ environment; commitment to leadership in compliance

Mitchell S. Wortzman	Development of in-licensed technologies on time and on budget; enhancement of Medical Affairs capabilities; Dysport launch preparation; development of next generation or improvements to existing brands; commitment to leadership in compliance
     Mr. Shacknai also presented a summary to the Compensation Committee of our performance for 2008, addressing such areas as financial results, product development and sales, research and development programs and accomplishments, regulatory compliance, corporate development activities, and organizational staffing and employee development, as well as a brief summary of the contributions of each individual. The Compensation Committee utilized this information, along with its own observations and assessments of Mr. Shacknai and our performance to evaluate Mr. Shacknai’s performance, in making its final bonus determinations. For 2008, the Compensation Committee determined that, based on individual performance, there were no material performance factors for any of the executive officers that would result in a reduction to any of their bonuses from the amounts earned based on our financial performance.
* * * *
     In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 29, 2010

     If you have further questions or comments, please do not hesitate to contact the undersigned at (602) 808-8800.

Sincerely, Medicis Pharmaceutical Corporation
/s/ Richard D. Peterson
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer